SECURITIES AND EXCHANGE COMMISSION
			 Washington, D. C.  20549


			      SCHEDULE 13D
		Under the Securities Exchange Act of 1934
			    Amendment No. 1


			  DOLCO PACKAGING CORP.
	     (Successor by merger to Olson Industries, Inc.)
			   (Name of Issuer)


	       PREFERRED STOCK, par value $0.01 per share
		   (Title of Class of Securities)

			     256592 20 5
			   (CUSIP Number)


			    John Scriven
		Vice President and General Counsel
		    The Dow Chemical Company
			  2030 Dow Center
		      Midland, Michigan 48674
			  (517) 636-1000
	     (Name, Address and Telephone Number of Person
	   Authorized to Receive Notices and Communications)



			  January 23, 1996
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].


Check the following box if a fee is being paid with this statement [  ].


			CUSIP No. 256592 20 5


1)      Name of Reporting Person and its        The Dow Chemical Company
	I.R.S. Identification No.               I.R.S. Identification No.
						38-1285128.


2)      Check the Appropriate Box if a            (a)     [  ]
	Member of a Group                         (b)     [X ]


3)      SEC Use Only


4)      Source of Funds                           WC


5)      Check Box if Disclosure of Legal
	Proceedings is Required Pursuant          [    ]
	to Items 2(d) or 2(e)


6)      Citizenship or Place of Organization      Delaware


Number of       7)      Sole Voting Power         795,024;        43.6%
Shares
Beneficially    8)      Shared Voting Power       *
Owned by
Each            9)      Sole Dispositive Power    795,024;        43.6%
Reporting
Person With     10)     Shared Dispositive Power  *


11)     Aggregate Amount Beneficially             795,024:        43.6%
	owned by Each Reporting Person
	as of December 12, 1995

12)     Check Box if the Aggregate Amount         [   ]
	in Row (11) Excludes Certain Shares

*See Items 4(d) and 5(a) for agreements among shareholders.

13)     Percent of Class Represented by           43.6%
	Amount in Row (11) as of
	December 12, 1995


14)     Type of Reporting Person                  CO

This Schedule 13D relates to 795,024 shares of Preferred Stock, $0.01 par value per share (the "Preferred Stock"), of Dolco Packaging Corp., a Delaware corporation (the "Issuer"), currently owned by The Dow Chemical Company, a Delaware corporation ("Dow"), and originally acquired as part of the Issuer's Chapter 11 plan of reorganization.

Amendment No. 1 to this Schedule 13D is being filed to reflect that as of January 23, 1996, Dow has granted an Irrevocable Proxy to the principals of MST Partners, L.P., and MST Offshore Partners C.V. (collectively, the "Purchaser") to vote the Preferred Stock and the Issuer's Common Stock, $0.01 par value per share (the "Common Stock"), held by Dow in favor of adoption of the Agreement and Plan of Merger, dated as of November 7, 1995, described in the Irrevocable Proxy set forth on Exhibit A to this Amendment No. 1.

Item 1.  Security and Issuer

The title of the class of equity securities to which this statement relates is Preferred Stock, $0.01 par value per share. Although the Preferred Stock was not registered under Section 12(g) of the Securities Exchange Act of 1934 at the time of its receipt, it became so registered on April 16, 1992.

The name of the Issuer and address of its principal executive offices are:

		Dolco Packaging Corp.
		13400 Riverside Drive
		Suite 200
		P.O. Box 5346
		Sherman Oaks, CA  91413-5346

Item 2.  Identity and Background

Dow was incorporated in 1947 under Delaware law and is the successor to a Michigan corporation of the same name organized in 1897. Dow is engaged in the manufacture and sale of chemicals, plastic materials, agricultural and consumer products, and other specialized products. Its principal executive offices are located at 2030 Dow Center, Midland, Michigan 48674, telephone (517) 636-1000. Except as otherwise indicated by the context, the term "Dow" as used herein means The Dow Chemical Company and its consolidated subsidiaries.

A list of certain of Dow's Executive Officers, all having business addressees which are the same as Dow's principal executive offices, is set forth below:

	Chairman of the Board                   Frank P. Popoff
	President and CEO                       William S. Stavropoulos
	Financial Vice President, Treasurer
	    and Chief Financial Officer         J. Pedro Reinhard
	Executive Vice President                Enrique C. Falla
	Group Vice President                    Anthony J. Carbone
	Group Vice President                    Michael D. Parker

A list of the Dow's Directors, their addresses and their principal occupation or employment is noted below:

	Jacqueline K. Barton                    Barbara H. Franklin
	California Institute of Technology      Barbara Franklin Enterprises
	Division of Chem. & Chem. Engr.         2600 Virginia Avenue NW
	Mail Code 127-72                        Washington, DC  20037
	Pasadena, CA  91125

	David T. Buzzelli                       Allan D. Gilmour
	The Dow Chemical Company                36 Blair Lane
	2030 Dow Center                         Dearborn, MI  48120
	Midland, MI  48674

	Anthony J. Carbone                      William J. Neely
	The Dow Chemical Company                The Dow Chemical Company
	2030 Dow Center                         2030 Dow Center
	Midland, MI  48674                      Midland, MI  48674

	Fred P. Corson                          Michael D. Parker
	The Dow Chemical Company                The Dow Chemical Company
	2030 Dow Center                         2030 Dow Center
	Midland, MI  48674                      Midland, MI  48674

	John C. Danforth                        Frank P. Popoff
	Bryan Cave LLP                          The Dow Chemical Company
	One Metropolitan Square, Suite 3600     2030 Dow Center
	211 N. Broadway                         Midland, MI  48674
	St. Louis, MO  63102-2750

	Willie D. Davis                         J. Pedro Reinhard
	All Pro Broadcasting, Inc.              The Dow Chemical Company
	161 N. LaBrea Avenue                    2030 Dow Center
	Inglewood, CA  90301                    Midland, MI  48674

	Michael L. Dow                          Harold T. Shapiro
	Michael L. Dow, Associates              Princeton University
	General Aviation Building               1 Nassau Hall
	Capital City Airport                    Princeton, NJ  08544
	Lansing, MI  48906

	Joseph L. Downey                        William S. Stavropoulos
	The Dow Chemical Company                The Dow Chemical Company
	2030 Dow Center                         2030 Dow Center
	Midland, MI  48674                      Midland, MI  48674

	Enrique C. Falla                        Paul G. Stern
	The Dow Chemical Company                Thayer Capital Partners
	2030 Dow Center                         901 Fifteenth Street, N.W.
	Midland, MI  48674                      Washington, DC  20005

Of the foregoing Executive Officers and Directors, all are United States citizens except J. Pedro Reinhard and Michael D. Parker who are citizens of Brazil and Great Britain, respectively.

During the past five years, none of Dow's foregoing Executive Officers or Directors has been convicted in criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in any such Executive Officers or Directors being made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Dow acquired 1,089,065 shares of the Issuer's Preferred Stock, plus 349,693 shares of the Issuer's Common Stock, in exchange for $5,755,032.15 in unsecured trade receivables owed to it by the Issuer whose Chapter 11 plan of reorganization became effective on July 29, 1991. As such, the source of funds was working capital. After a three-for-two stock split in the form of a 50% stock dividend on September 30, 1994, Dow owned and continues to own as of the date hereof, 524,539 shares of Common Stock.

Item 4.  Purpose of Transaction

Dow acquired 1,089,065 shares of Preferred Stock and 349,693 shares of the Common Stock as part of the Issuer's Chapter 11 plan of reorganization and, accordingly, will hold such shares for investment purposes only. When originally acquired, only the Common Stock was registered under Section 12(g) of the Securities Exchange Act of 1934, so the initial 13D filing was done with respect to the Common Stock only. On April 16, 1992, Dolco registered the Preferred Stock under Section 12(g) of the Securities Exchange Act of 1934.

On April 15, 1993, the Issuer announced its intention to redeem effective June 1, 1993 an aggregate of 175,000 shares of its Preferred Stock at the stated redemption price of $4.00 per share, plus accrued and unpaid dividends. Such redemption applied to 7% of the outstanding shares of Preferred Stock owned of record by each stockholder. Pursuant to this redemption, 76,235 shares of the Issuer's Preferred Stock beneficially owned by Dow were redeemed effective June 1, 1993, for an aggregate redemption price of $304,940 plus accrued and unpaid dividends. As a result of such redemption, Dow then held 1,012,830 shares of the Issuer's Preferred Stock. See the Notice of Redemption dated April 15, 1993 filed as an Exhibit to Dow's Amendment No. 2 to Schedule 13D with respect to the Common Stock filed with the SEC on June 8, 1993, incorporated herein by this reference.

A second redemption of Preferred Stock was announced on February 28, 1994, effective March 31, 1994, with respect to an aggregate of 250,000 shares of Preferred Stock. Pursuant to this second redemption, Dow received a total amount of $435,520.00 in exchange for 108,880 shares of Preferred Stock, leaving Dow with a balance of 903,950 shares.

A third redemption of Preferred Stock was effective June 30, 1995. Pursuant to this third redemption, Dow received a total amount of $435,704 in exchange for 108,926 shares of Preferred Stock, leaving Dow a balance of 795,024 shares.

(a)-(c) Not applicable.

(d) Pursuant to the Voting Agreement between Dow, Huntsman Chemical Corporation ("Huntsman") and Whirlpool Financial Corporation ("Whirlpool"), a copy of which is attached as Exhibit B to Dow's initial Schedule 13D filing with respect to the Common Stock filed with the SEC on August 8, 1991 and incorporated herein by this reference, the number of directors of the Issuer is set at five (5). Two (2) of the directors will be designated by Dow, one (1) each by Huntsman and Whirlpool and a fifth will be designated by a majority of Dow, Huntsman and Whirlpool, with Dow having two (2) votes in such designation and each of Huntsman and Whirlpool having one
	(1) vote.

(e)-(j) Not applicable.

Item 5.  Interest in Securities of the Issuer

(a)-(b) Dow owns 795,024 shares of Preferred Stock, $0.01 par value per share, of the Issuer which constitutes approximately 43.6% of the issued and outstanding Preferred Stock of the Issuer. In addition, Dow owns 524,539 shares of Common Stock, $0.01 par value per share, of the Issuer which constitutes approximately 35.7% of the issued and outstanding Common Stock of the Issuer. Dow has the sole power to vote and dispose of all Preferred Stock and Common Stock owned by it, except that Dow has granted the Irrevocable Proxy attached as Exhibit A to this Amendment No. 1 and has agreed with Huntsman and Whirlpool, pursuant to the Voting Agreement: (i) to vote for directors of the Issuer in the manner specified in the response to
	Item 4(d) above, which response is hereby incorporated by this reference; and (ii) to not sell its shares of Preferred Stock (except for redemption by the Issuer) and Common Stock for a period of two (2) years commencing on the day following the Effective Date (as defined in the Voting Agreement), which period has now expired.

	To the best of Dow's knowledge, none of the directors or officers of Dow beneficially own any Preferred Stock or Common Stock of the Issuer. Although Dow is a party to the Voting Agreement along with Huntsman and Whirlpool, Dow specifically disclaims the existence of any group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934; and specifically disclaims any beneficial ownership of the shares of Preferred Stock and/or Common Stock owned by either Huntsman or Whirlpool.

(c)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dow, Huntsman and Whirlpool entered into a Voting Agreement as of the Effective Date, the Basic provisions of which are described in Item 5(a)-(b) above and incorporated herein by this reference.

As of January 23, 1996, Dow has granted an Irrevocable Proxy to the principals of the Purchaser to vote the Common Stock and the Preferred Stock held by Dow at any meeting of the Issuer or otherwise (i) in favor of adoption of the Agreement and Plan of Merger, dated as of November 7, 1995, as amended (the "Merger Agreement"), among the Issuer, the Purchaser and Packaging Acquisition Corp., provided that the terms of the Merger Agreement shall not have been amended to reduce the consideration to be received by the holders of Common Shares and Preferred Shares, and (ii) against any other proposal (Including any proposals raised by, or initiated by, Purchaser or any of its affiliates) involving the merger, consolidation, sale of assets, business combination or other transaction resulting in a charge in control of the Issuer. The Irrevocable Proxy will terminate February 29, 1996. It is expected that such shares will be voted in favor of the merger. A copy of the Irrevocable Proxy is attached as Exhibit A to this Amendment No. 1.


Item 7.  Material to be File as Exhibits

Attached hereto as an Exhibit is:

	Exhibit A - Irrevocable Proxy, dated January 23, 1996.




			       SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1996             THE DOW CHEMICAL COMPANY


				      By:  \s\ J. Pedro Reinhard
				      Title:  Financial Vice President,
				      Treasurer and
				      Chief Financial Officer